SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):
MARCH 26, 2002

ATLANTIC DATA SERVICES, INC.

(Exact Name of Registrant as Specified in Charter)

MASSACHUSETTS	**000-24193**	**04-2696393**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

ONE BATTERYMARCH PARK
QUINCY, MASSACHUSETTS 02169
(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, Including Area Code:
(617) 770-3333

INTRODUCTORY NOTE

On June 29, 2001, Atlantic Data Services, Inc. (the "Company") acquired substantially all the assets of Cool Springs Associates, Inc. d/b/a EarningsInsights, a Delaware corporation ("EI") for $2 million in cash and the issuance to EI of a warrant to purchase 300,000 shares of the Company's common stock at an exercise price of $5.08 per share. The Company was also required to make additional cash payments to EI based on the net income recognized by the Company attributable to the former business of EI.

Item 2: Disposition of a Business to be Accounted For as a Discontinued Operation

2.1 Description of the Transaction

On March 26, 2002, the Board of Directors of Atlantic Data Services, Inc. voted to abandon the operations of EI effective March 29, 2002. The Company expects to take a pre-tax charge from the discontinued operation of up to $2.7 million in its fourth quarter ended March 31, 2002. See the accompanying press release attached as Exhibit 99.1 to this Form 8-K.

The assets of EI abandoned by the Company consist of all intangible property, including without limitation all rights under certain contracts, agreements and licenses specifically related to the EI business, including but not limited to, all intellectual proprietary rights of EI, certain business, marketing and technical records related to EI, and all goodwill associated with the business.

Item 7: Financial Statements, Pro Forma Financial Information and Exhibits

(b) Pro Forma Financial Information

The following unaudited pro forma financial statements give effect to the disposition of EI to be accounted for as a discontinued operation. The unaudited pro forma condensed balance sheet assumes the disposition of EI on December 31, 2001. Such pro forma information is based upon the historical balance sheet data of the Company and EI as of that date. The unaudited pro forma condensed statement of operations gives effect to the disposition of EI for the nine months ended December 31, 2001 as if the disposition occurred on April 1, 2001. No pro forma statements of operations were presented for the year ended March 31, 2001 because the acquisition of EI occurred after that time period. These unaudited pro forma condensed financial statements should be read in conjunction with the historical financial statements and notes thereto of the Company.

(c) Exhibits

99.1* Press release dated March 29, 2002, "ADS Financial Services Solutions Discontinues Operations of EarningsInsights"

*Filed herewith

UNAUDITED PRO FORMA BALANCE SHEET
AS OF DECEMBER 31, 2001
(in thousands, except share data)

	Atlantic Data Services, Inc.	Pro Forma Adjustments	Pro Forma
ASSETS			
Current assets:			
Cash and cash equivalents	$20,349	—	$20,349
Short-term investments	12,608	—	12,608
Accounts receivable, net	1,473	(8) (A)	1,465
Prepaid expenses	177	(9) (A)	168
Deferred taxes	—	—	—
Total current assets	34,607	17	34,590
Property and equipment, net	756	(368) (A)	388
Goodwill	1,291	(1,291) (A)	—
Intangibles, net	917	(917) (A)	—
Other assets	339	(9) (A)	330
Total assets	$37,910	$(2,602)	$35,308
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 446	$ (39) (A)	$ 407
Accrued expenses and other liabilities	1,563	(30) (A)	1,533
Billings in excess of costs and estimated earnings	613	—	613
Total current liabilities	2,622	(69)	2,553
Stockholders' equity:			
Preferred stock, $.01 par value	—	—	—
Common stock, $.01 par value	131	—	131
Additional paid-in capital	27,554	—	27,554
Retained earnings	7,628	(2,533) (B)	5,095
Treasury stock	(25)	—	(25)
Total stockholders' equity	35,288	(2,533)	32,755
Total liabilities and stockholders' equity	$37,910	$(2,602)	$35,308

See accompanying notes to unaudited pro forma condensed financial statements.

3

ATLANTIC DATA SERVICES, INC.

UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2001
(in thousands, except per share data)

	Atlantic Data Services, Inc.	Pro Forma Adjustments	Pro Forma
Services	$14,683	$ (45) (C)	$14,638
Cost of revenues	10,501	(229) (C)	10,272
Gross profit	4,182	184	4,366
Operating expenses:			
Sales and marketing	2,728	(187) (C)	2,541
General and administrative	4,542	(334) (C)	4,025
		(183) (D)	
Restructuring expense	925	—	925
Total operating expenses	8,195	(704)	7,491
Income (loss) from operations	(4,013)	(888) (C)	(3,125)
Interest income, net	868	1(C)	869
Write-down of investment	(3,000)	—	(3,000)
Income (loss) before provision for income taxes	(6,145)	(889)	(5,256)
Provision for income taxes	386	—	386
Net income	$ (6,531)	$(889)	$ (5,642)
Basic earnings (loss) per share	$ (0.50)		$ (0.43)
Diluted earnings (loss) per share	$ (0.50)		$ (0.43)
Shares used in computing earnings per share (basic)	13,026		13,026
Shares used in computing earnings per share (diluted)	13,026		13,026

See accompanying notes to unaudited pro forma condensed financial statements.